Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Post Effective Amendment No. 1 to the Registration Statement (Form S-8 No. 333-107643) pertaining to the Amended and Restated 2002 Stock Option Plan and Amended and Restated 2003 Non-Employee Director Equity Incentive Plan of Endurance Specialty Holdings Ltd. (the "Company") of our reports dated February 16, 2005, with respect to the consolidated financial statements of Endurance Specialty Holdings Ltd., and the Company management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of Endurance Specialty Holdings Ltd., incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2004 and the related financial statement schedules included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young

Hamilton, Bermuda

June 2, 2005